csi wireless™

◦ **CSI Wireless Inc.**
◦ 4110 - 9 Street SE ◦ Calgary ◦ AB ◦ Canada ◦ T2G 3C4 ◦ www.csi-wireless.com
◦ Phone (403) 259◦3311 ◦ Fax (403) 259◦8866

July 10, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: CSI Wireless Inc. Rule 12g3-2(b) Submission
File No. 82-34943

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we furnish you herewith the following:

1. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated June 28, 2006
2. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated June 27, 2006
3. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated June 27, 2006
4. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated June 21, 2006
5. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated June 16, 2006
6. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated June 8, 2006
7. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated June 1, 2006
8. Press Release dated May 30, 2006
9. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated May 26, 2006
10. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated May 26, 2006
11. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated May 25, 2006
12. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated May 25, 2006
13. Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations – dated May 24, 2006
14. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated May 15, 2006
15. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated May 15, 2006

Please contact us should you have any questions, 403-259-3311.

Yours truly,
CSI Wireless Inc.

Tracy Bedard
Executive Assistant

dlw 7/19

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Barry		
Middle Name:	Douglas		
Surname:	Batcheller		
Date of Birth (MM/DD/YYYY):	07/13/1950		
Has a PIF been submitted:	Yes	When:	06/28/2006

Type of Change	Position Title	Effective Date
New	Director	05/25/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	06/28/2006 15:04:51
Last Updated:	06/28/2006 15:04:51

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Ms.		
First Name:	Lisa		
Middle Name:	Marie		
Surname:	Smith		
Date of Birth (MM/DD/YYYY):	07/04/1966		
Has a PIF been submitted:	Yes	When:	09/13/2005

Type of Change	Position Title	Effective Date
Change in Position	Vice President, Supply Chain Operations	06/26/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	06/27/2006 17:05:51
Last Updated:	06/27/2006 17:05:51

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Colin		
Middle Name:	Angus		
Surname:	Maclellan		
Date of Birth (MM/DD/YYYY):	07/27/1958		
Has a PIF been submitted:	Yes	When:	03/18/2002

Type of Change	Position Title	Effective Date
Terminated/Resigned	Sr. VP & GM, Wireless	06/27/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	06/27/2006 11:31:19
Last Updated:	06/27/2006 11:31:19

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Ms.		
First Name:	Lisa		
Middle Name:	Marie		
Surname:	Smith		
Date of Birth (MM/DD/YYYY):	07/04/1966		
Has a PIF been submitted:	Yes	When:	09/13/2005

Type of Change	Position Title	Effective Date
Change in Position	Vice President, Manufacturing	06/16/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	06/21/2006 09:49:35
Last Updated:	06/21/2006 09:49:35

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Stanley		
Middle Name:	Dean		
Surname:	Ryerson		
Date of Birth (MM/DD/YYYY):	03/16/1946		
Has a PIF been submitted:	Yes	When:	04/14/2005

Type of Change	Position Title	Effective Date
Change in Position	Sr. Vice President, Ground AG & Operations	06/16/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	06/21/2006 09:47:10
Last Updated:	06/21/2006 09:47:10

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	John		
Middle Name:	M.		
Surname:	Tye III		
Date of Birth (MM/DD/YYYY):	03/03/1945		
Has a PIF been submitted:	Yes	When:	06/08/2006

Type of Change	Position Title	Effective Date
New	Director	05/24/2006

Mr. Tye has no middle name - only an initial.

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	06/08/2006 17:40:28
Last Updated:	06/08/2006 17:40:28

File No.
82-3494?

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Michael		
Middle Name:	Scot		
Surname:	Cummiskey		
Date of Birth (MM/DD/YYYY):	07/06/1959		
Has a PIF been submitted:	Yes	When:	11/05/2003

Type of Change	Position Title	Effective Date
Terminated/Resigned	VP Business Develeopment, Fixed Wireless & Radio Products	05/31/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	06/01/2006 18:55:02
Last Updated:	06/01/2006 18:55:02

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Announces New Board Appointments

Calgary, Alberta – May 30, 2006 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced GPS products, today announced the appointment of Mr. John M. Tye III and Mr. Barry Batcheller to its Board of Directors. Both individuals bring extensive experience within the software and electronics industry designed for agricultural applications. Their appointments complement CSI's recent strategy to focus exclusively on its GPS precision guidance businesses. CSI's wholly owned subsidiary, Hemisphere GPS, is a global leader in precision GPS guidance products for agricultural markets.

Mr. Tye is the Chairman of Bigham Brothers Inc, a specialty equipment manufacturer in Lubbock, Texas and a notable leader in agricultural equipment and technologies. Prior to Bigham, as President and CEO of AgEquipment Group, he manufactured several innovative and successful lines including one of the first commercially successful no-till seeders for precision agriculture applications. He was also a partner in InterAg Technologies, a developer of agricultural software and electronics, which was recently sold to one of its partners, Deere & Company. He has extensive industry knowledge being the only individual to have served as Board Chairman of both of the major farm equipment associations - the Equipment Manufacturers Institute (major manufacturers) and the Farm Equipment Manufacturers Association (specialized manufacturers). In addition, Mr. Tye has served with several other organizations such as the Conservation Technology Information Center and the Southern Farm Equipment Manufacturers Association.

Mr. Batcheller is the founder, President and CEO of Appareo Systems, a designer of augmented reality systems combining 3D graphics software with consumer-oriented geospatial sensing devices. Prior to this, Mr. Batcheller was the founder, President and CEO of Phoenix International Corp. which designed and supplied electronic instrumentation, control systems, sensors, and other devices to a variety of original equipment manufacturers (OEM's). Deere & Company purchased Phoenix in 1999 and Mr. Batcheller continued as the company's President until 2002. Mr. Batcheller joined John Deere in 2002 and was their Director of Technology Growth until 2005. Mr. Batcheller holds 17 patents on control and instrumentation products and has authored numerous papers on the use of electronics in agriculture. Mr. Batcheller was honored as the North Dakota Business Innovator of the Year in 1994, the Fargo Chamber of Commerce Small Business Person of the year in 1995 and was recently named the 2006 North Dakota Entrepreneur of the Year.

"We are pleased to have these experienced individuals joining CSI's board," stated Michael Lang, CSI's Chairman and Interim CEO. "These appointments coincide with CSI's recent move out of the wireless business and the associated management changes, to focus on the strengths of our GPS technologies, products and markets. We believe that we will see a continued technology adoption trend within the global agriculture markets. The related experience these two directors bring to CSI will be valuable in this regard. The ability to attract experienced industry leaders such as Barry and John is also testament to CSI's reputation within these markets."

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Cameron		
Middle Name:	B.		
Surname:	Olson		
Date of Birth (MM/DD/YYYY):	08/02/1963		
Has a PIF been submitted:	Yes	When:	06/06/2000

Type of Change	Position Title	Effective Date
New	President	05/15/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	05/26/2006 11:55:20
Last Updated:	05/26/2006 11:55:20

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.	
First Name:	Michael	
Middle Name:	J	
Surname:	Lang	
Date of Birth (MM/DD/YYYY):	03/25/1958	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	CEO	05/15/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	05/26/2006 11:54:05
Last Updated:	05/26/2006 11:54:05

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Stephen		
Middle Name:	A		
Surname:	Verhoeff		
Date of Birth (MM/DD/YYYY):	05/10/1959		
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	05/15/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	05/25/2006 12:17:04
Last Updated:	05/25/2006 12:17:04

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Brian		
Middle Name:	J		
Surname:	Hamilton		
Date of Birth (MM/DD/YYYY):	02/15/1954		
Has a PIF been submitted:	Yes	When:	05/01/1996

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	05/24/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	05/25/2006 12:14:42
Last Updated:	05/25/2006 12:14:42

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual Meeting of holders of common shares of CSI Wireless Inc. (the "Corporation") held May 24, 2006 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

	Description of Matter	**Outcome of Vote**
1.	Ordinary resolution fixing the number of directors to be elected at the Meeting at six (6)	Resolution approved
2.	Ordinary resolution approving the election of the six (6) nominees to be elected to serve as directors of the Corporation for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated April 14, 2006 (the "Information Circular")	Resolution approved
3.	Ordinary resolution approving the appointment of KPMG, LLP, Chartered Accountants as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such	Resolution approved

Dated at Calgary, Alberta this 24th day of May, 2006.

CSI WIRELESS INC.

Per: (signed) "*Cameron Olson*"
Cameron Olson
President and Chief Financial Officer

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Richard		
Middle Name:	W		
Surname:	Heiniger		
Date of Birth (MM/DD/YYYY):	07/04/1953		
Has a PIF been submitted:	Yes	When:	04/11/2005

Type of Change	Position Title	Effective Date
Terminated/Resigned	President, Satloc LLC	05/15/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	05/15/2006 17:04:18
Last Updated:	05/15/2006 17:04:18

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.	
First Name:	Stephen	
Middle Name:	A	
Surname:	Verhoeff	
Date of Birth (MM/DD/YYYY):	05/10/1959	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	President & CEO	05/15/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	05/15/2006 17:02:50
Last Updated:	05/15/2006 17:02:50